Filed Pursuant to Rule 433

Registration Nos. 333-159689 and 333-159689-04

June 3, 2009

Pricing Term Sheet

Owens Corning

$350,000,000

9.000% Senior Notes due 2019

This term sheet to the preliminary prospectus supplement dated June 3, 2009, should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Owens Corning

Security:	9.000% Senior Notes due 2019

Principal Amount:	$350,000,000

Trade Date:	June 3, 2009

Settlement Date:	June 8, 2009

CUSIP Number:	690742 AC5

ISIN Number:	US690742AC56

Expected Ratings:	Ba1 / BBB- (negative outlook both)

Maturity:	June 15, 2019

Coupon:	9.000%

Public Offering Price:	98.386%

Yield to Maturity:	9.250%

Benchmark Treasury:	3.125% due May 15, 2019

Benchmark Treasury Price:	96-15

Benchmark Treasury Yield:	3.549%

Spread to Benchmark Treasury:	570.1 bps

Interest payment dates:	June 15 and December 15, commencing December 15, 2009

Net Proceeds to Issuer (before expenses):	$341,376,000

Optional Redemption:	Greater of par and make whole at Treasury plus 50 basis points, plus accrued and unpaid interest to the date of redemption

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Banc of America Securities LLC toll free at 1-800-294-1322, Wachovia Capital Markets, LLC toll free at 1-800-326-5897 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.